ROYCE GLOBAL VALUE TRUST, INC.

At the 2014 Annual Meeting of Stockholders held on September 24, 2014 ,the Fund's stockholders elected two Directors, consisting of:

	Votes For	Votes Withheld
Richard M. Galkin	8,706,251	200,627
Stephen L. Isaacs	8,713,552	193,327